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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One): _____ Form 10-K  XX  Form 20-F ____ Form 11-K ____ Form 10-Q

_____Form N-SAR

For Period Ended: January 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

PART I -- REGISTRANT INFORMATION
TECHSITE STRATEGIES CORP. ________________________________________________________________________________ Full Name of Registrant
CYPANGO VENTURES LTD. ________________________________________________________________________________ Former Name if Applicable
201 – 1168 Hamilton Street ________________________________________________________________________________ Address of Principal Executive Office (Street and Number)
VANCOUVER, B.C., CANADA, V6B-2S2 ________________________________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Techsite Strategies cannot file the Form 20F Annual Report for the period ending January 31, 2003 by July 31st, 2003 as we have just completed our 2003 AGM on July 29, 2003 and have recently undergone a name change as of July 16, 2003 and would like to ensure inclusion of all these changes in the 20F Annual Report.  In addition, we are still finalizing our US GAAP financials with our auditing firm.

Techsite is confident that we can file the Form 20F Annual Report for the period ending January 31, 2003 no later than August 15th, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

FEISAL SOMJI ________________________ (Name)	(403) __________________ (Area Code)	802-0321 _________________________ (Telephone Number)

(2) Have all other periodic reports required under  Section 13 or of the Securities Exchange Act of 1934 or  Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

X  Yes

____  No

________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes XNo

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TECHSITE STRATEGIES CORP. _____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 28, 2003

By

”Feisal A. Somji”

Feisal Somji – President and Director